EXHIBIT 99.2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Financial Statements

Three months ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	April 30, 2025 $	January 31, 2025 $
Assets

Current assets
Cash	18,998	8,180
Accounts receivable	8,202	11,644
Prepaids and other current assets	204,060	205,139

Total assets	231,860	224,963

Liabilities and Deficit

Current liabilities
Accounts payable and accrued liabilities	3,912,308	4,495,328
Due to related parties (Note 13)	817,515	1,476,700
Financial guarantee liability (Note 14(c))	382,428	382,428
Convertible debentures (Note 5)	818,823	820,553
Loans payable (Note 6)	51,607	50,052
Warrant liabilities (Notes 8(a) and 8(b))	281,624	312,936

Total current liabilities	6,264,305	7,537,997

Non-current liabilities
Loans payable (Note 6)	51,278	49,115

Total liabilities	6,315,583	7,587,112

Deficit
Common shares (Note 7)	81,396,876	79,965,358
Common shares issuable	43,100	43,100
Reserves (Note 10)	27,769,362	27,714,189
Accumulated other comprehensive income	194,724	195,825
Accumulated deficit	(118,807,455)	(118,596,001)

Deficit attributable to shareholders	(9,403,393)	(10,677,529)
Non-controlling interests	3,319,670	3,315,380

Total deficit	(6,083,723)	(7,362,149)

Total liabilities and deficit	231,860	224,963

Nature of operations and going concern (Note 1), commitments and contingencies (Note 14) and events after the reporting date (Note 19)

Approved on behalf of the Board of Directors

“Robert Metcalfe”                    Director

“Ralph Anthony Pullen”        Director

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

3

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	Three Months Ended
	April 30, 2025 $	April 30, 2024 $

Expenses
Consulting fees	59,392	580,506
Foreign exchange (gain) loss	(160,064)	55,386
General and administrative	53,243	59,784
Professional fees	50,696	140,249
Research and development	13,623	114,831
Wages, salaries and employment expenses	293,793	1,371,895

Total expenses	310,683	2,322,651

Loss from operations	(310,683)	(2,322,651)

Other income (expenses)
Accretion expense (Notes 5 and 6)	(29,894)	(26,822)
Changes in fair values of warrant liabilities (Notes 8(a) and 8(b))	31,312	(81,435)
Gains from extinguishment/forgiveness of debts (Notes 7(c) and 13)	149,993	112,444
Interest expense	(47,208)	(36,284)
Other	(574)	–
Penalties recovery	–	305,437

Total other income	103,629	273,340

Net loss for the period	(207,054)	(2,049,311)

Other comprehensive loss to be reclassified to profit and loss subsequently
Foreign currency translation adjustment of foreign operations	(1,210)	(29,781)

Comprehensive loss for the period	(208,264)	(2,079,092)

Net loss attributable to:
Shareholders	(211,454)	(1,946,809)
Non-controlling interests (Note 11)	4,400	(102,502)

	(207,054)	(2,049,311)

Comprehensive loss attributable to:
Shareholders	(212,554)	(1,976,513)
Non-controlling interests (Note 11)	4,290	(102,579)

	(208,264)	(2,079,092)

Net loss per share, basic and diluted	(0.00)	(0.02)

Weighted average shares outstanding, basic and diluted	130,106,211	115,895,013

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

4

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Changes in Deficit

(Expressed in Canadian dollars)

(Unaudited)

	Common Shares		Subscriptions		Accumulated Other Comprehensive Income - Foreign Currency			Non-controlling		Total
	Shares #	Amount $	Received $	Reserves $	Translation $	Deficit $	Total $	Interests $		Deficit $

Balance – January 31, 2024	115,825,302	78,459,590	–	25,581,211	226,391	(115,075,713)	(10,808,521)	3,112,754		(7,695,767)
Subscriptions received (Note 11)	–	–	–	–	–	–	–	20,240		20,240
Settlement of accounts payable (Note 7(d))	218,750	19,688	–	–	–	–	19,688	–		19,688
Equity component of convertible debentures	–	–	–	321,748	–	–	321,748	–		321,748
Warrants granted as issue costs for convertible debentures (Notes 5(b), 5(c), 5(e) and 8(c))	–	–	–	14,606	–	–	14,606	–		14,606
Share-based payments (Note 10)	–	–	–	1,623,603	–	–	1,623,603	–		1,623,603
Foreign currency translation adjustment of foreign operations	–	–	–	–	(29,704)	–	(29,704)	(77)		(29,781)
Net loss	–	–	–	–	–	(1,946,809)	(1,946,809)	(102,502)		(2,049,311)

Balance – April 30, 2024	116,044,052	78,479,278	–	27,541,168	196,687	(117,022,522)	(10,805,389)	3,030,415		(7,774,974)

Balance – January 31, 2025	129,573,385	79,965,358	43,100	27,714,189	195,825	(118,596,001)	(10,677,529)	3,315,380		(7,362,149)
Settlement of accounts payable and due to related parties (Notes 7(c) and 13)	14,999,303	1,349,937	–	–	–	–	1,349,937	–		1,349,937
Exercise of warrants (Note 7(b))	250,000	27,348	–	(2,348)	–	–	25,000	– –		25,000
Common shares issued on conversion of debentures (Notes 5(c) and 7(a))	542,329	54,233	–	(6,623)	–	–	47,610	– –		47,610
Share-based payments (Note 10)	–	–	–	64,144	–	–	64,144	–		64,144
Foreign currency translation adjustment of foreign operations	–	–	–	–	(1,101)	–	(1,101)	(110	)(77)	(1,211)
Net loss	–	–	–	–	–	(211,454)	(211,454)	4,400		(207,054)

Balance – April 30, 2025	145,365,017	81,396,876	43,100	27,769,362	194,724	(118,807,455)	(9,403,393)	3,319,670		(6,083,723)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

5

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Three Months Ended
	April 30, 2025 $	April 30, 2024 $
Operating activities

Net loss	(207,054)	(2,049,311)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion	29,894	26,822
Changes in fair values of warrant liabilities	(31,312)	81,435
Foreign exchange (gain) loss	(160,064)	55,386
Gain from extinguishment/forgiveness of debts	(149,993)	(112,444)
Interest expense	16,079	19,660
Share-based payments	64,144	1,623,603
Changes in working capital accounts:
Accounts receivable	2,817	17,212
Prepaids and other current assets	1,078	(99,521)
Accounts payable and accrued liabilities	48,306	(442,516)
Due to related parties	371,860	20,700
Net cash used in operating activities	(14,245)	(858,974)

Financing activities
Proceeds from subscriptions received by MedMelior	–	20,240
Proceeds from convertible debentures, net	–	1,224,200
Proceeds from exercise of warrants	25,000	–
Net cash provided by financing activities	25,000	1,244,440

Effects of exchange rate changes on cash	63	3

Net change in cash	10,818	385,469
Cash – beginning of period	8,180	37,384
Cash – end of period	18,998	422,853

Supplemental cash flow disclosures (Note 12)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

6

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

1.	Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002 whose common shares are publicly traded on the Canadian Securities Exchange under the symbol “BETR” and on the OTCQB under the symbol “BETRF”.  The Company is a biopharmaceutical company engaged in the development of patented pharmaceuticals.

These condensed consolidated interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

As at April 30, 2025, the Company has not earned any revenue and has an accumulated deficit of $118,807,455 (January 31, 2025 - $118,596,001).  During the three months ended April 30, 2025, the Company incurred a net loss of $207,054 (three months ended April 30, 2024 – $2,049,311).  During the three months ended April 30, 2025, the Company also incurred negative cash flows from operating activities of $14,245 (three months ended April 30, 2024 - $858,974).  As at April 30, 2025, the Company’s current liabilities exceeded its current assets by $6,032,445 (January 31, 2025 - $7,313,034).

To date, the Company has funded operations through equity offerings and debt financings.  As the Company is pre-commercialization and has limited liquidity, it is exploring alternatives to address its limited liquidity, including potential merger or business combinations in addition to equity and debt financings.  There can be no assurances that any of the explored alternatives would be successful.

The continued operations and future viability of the Company are dependent on the ability:

•	To raise cash flows from financing activities to cover operating losses and liabilities as they come due;
•	To negotiate flexible payment terms with suppliers; and
•	To cut costs to achieve its plans.

Management intends to continue to pursue additional financing through issuances of equity or debentures.  There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern and ultimately on the appropriateness of the use of accounting policies applicable to a going concern.  These condensed consolidated interim financial statements do not reflect the adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue its operations.  Such adjustments could be material.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

2.	Material Accounting Policies

(a)	Basis of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

7

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

2.	Material Accounting Policies (continued)

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies which are consistent with IFRS as issued by the IASB.  They do not include all of the information required for full annual consolidated financial statements in compliance with IAS 1, Presentation of Financial Statements.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements for the year ended January 31, 2025 and should be read in conjunction with those audited consolidated financial statements.  These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on June 27, 2025.

(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value and are presented in Canadian dollars.

(c)	Basis of Consolidation

Subsidiaries

The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company.  Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.   Subsidiaries are fully consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same period as the parent company, using consistent accounting policies. The Company has consolidated the assets, liabilities, revenues and expenses of its subsidiaries after the elimination of inter-company transactions and balances.

The consolidating entities include:

	% of ownership	Jurisdiction

BetterLife Pharma Inc.	Parent	Canada
MedMelior Inc.	91%	Canada
Blife Therapeutics Inc.	100%	Canada
BetterLife Pharma US Inc. (dissolved April 2024)	100%	U.S.A.
Altum Pharma (Australia) Pty Ltd.	100%(1)	Australia
Altum Pharmaceuticals (HK) Limited	100%(1)	Hong Kong

(1)	Wholly-owned subsidiaries of MedMelior Inc.

Non-controlling interests

Non-controlling interests (“NCI”) represents the non-controlling shareholders’ portion of the net assets and net loss of MedMelior Inc. (“MedMelior”) and its wholly-owned subsidiaries. Changes to the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

8

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

2.	Material Accounting Policies (continued)

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

For critical judgments used by management, refer to the Company’s most recent annual consolidated financial statements for the year ended January 31, 2025.

(e)	Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc., and its subsidiaries, MedMelior Inc. and Blife Therapeutics Inc., is the Canadian dollar.  The functional currency of the U.S. subsidiary, BetterLife Pharma US Inc., is the U.S. dollar. The functional currency of the Hong Kong subsidiary, Altum Pharmaceuticals (HK) Limited, is the Hong Kong dollar. The functional currency of the Australian subsidiary, Altum Pharma (Australia) Pty Ltd., is the Australian dollar.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date.  The resulting exchange gains and losses are recognized in the condensed consolidated interim statements of loss and comprehensive loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date.  The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period.  All resulting exchange differences are recorded as other comprehensive income or loss and accumulated in a separate component of shareholders’ equity or deficit, described as foreign currency translation adjustment.

9

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

2.	Material Accounting Policies (continued)

(f)	Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at fair value through other comprehensive income will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the condensed consolidated interim statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss.  Gains and losses on translation of foreign subsidiaries are initially recognized in other comprehensive income or loss.  Accumulated other comprehensive income or loss on translation of foreign subsidiaries are reclassified from equity to deficit on disposal of the subsidiary.

(g)	Income (Loss) Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.  For the three months ended April 30, 2025 and 2024, basic net loss per share equals diluted net loss per share as the Company incurred net losses during these periods and the Company’s share purchase options and warrants were anti-dilutive.

3.	New Accounting Pronouncements

The following new accounting standards and interpretations will be adopted by the Company subsequent to April 30, 2025.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements. IFRS 18 will establish a revised structure for the consolidated statements of comprehensive income and improve comparability across entities and reporting periods. IFRS 18 is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The new standard is required to be adopted retroactively, with certain transition provisions. The Company is evaluating the impact of adopting IFRS 18 on the condensed consolidated interim financial statements.

IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, to provide further guidance on the timing of recognition and derecognition of financial instruments at settlement date, except for regular way purchases or sales of financial assets, and certain financial liabilities meeting conditions for a new exception which permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date. Additional guidance was also provided on assessing whether a financial asset meets the solely payments of principal and interest criterion, and issued new disclosure requirements. This amendment is effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company is evaluating the impact of the standard on the Company's condensed consolidated interim financial statements.

10

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

4.	Intangible Assets

The Company is currently developing several drug candidates and holds a portfolio of patents related to them. The relevant intangible assets have been fully impaired in prior years and currently are recorded at carrying values of $nil.

5.	Convertible Debentures

Convertible Debentures $

Balance, January 31, 2024	245,234
Proceeds from issuances of convertible debentures (Notes 5(b), 5(c), 5(d), 5(e) and 13)	1,243,000
Transfer of conversion component to equity	(292,219)
Transaction costs (Notes 5(b), 5(c) and 5(e))	(33,406)
Accretion and interest	239,553
Interest payments	(26,526)
Conversion (Notes 5(a), 5(b), 5(c), 5(e) and 13)	(555,083)
Balance, January 31, 2025	820,553
Accretion and interest	45,880
Conversion (Note 5(c))	(47,610)
Balance, April 30, 2025	818,823

(a)

On December 31, 2023, the Company issued unsecured convertible debentures for $300,000. The debentures bear interest at 10% per annum, have maturity date of June 30, 2025 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on December 31, 2025. The effective interest rate has been determined to be 15.1% per annum.

In May and July 2024, principal and accrued interest totaling $300,000 and $3,534, respectively, were converted into a total of 3,035,342 common shares and 3,035,342 share purchase warrants of the Company. Carrying value of $263,498 of convertible debentures were allocated to common shares. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 8(c)).

(b)

On February 29, 2024, the Company issued unsecured convertible debentures for $65,000. The debentures bear interest at 10% per annum, have maturity date of February 28, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on August 28, 2026. The effective interest rate has been determined to be 13.6% per annum.

Transaction costs totaling $8,955 consisted of the following: 78,000 brokers’ warrants (Note 8(c)) with fair value of $3,755 and brokers’ fee of $5,200. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on February 28, 2026. The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

11

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

5.	Convertible Debentures (continued)

In July 2024, principal of $35,000 was converted into 350,000 common shares and 350,000 share purchase warrants of the Company. Carrying value of $28,077 of convertible debentures were allocated to common shares. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 8(c)).

(c)

On March 28, 2024, the Company issued unsecured convertible debentures for $780,000 (Note 13). The debentures bear interest at 10% per annum, have maturity date of March 27, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on September 27, 2026. The effective interest rate has been determined to be 13.4% per annum.

Transaction costs totaling $19,906 consisted of the following: 168,000 brokers’ warrants (Note 8(c)) with fair value of $8,706 and brokers’ fee of $11,200. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on March 27, 2026. The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

In July 2024, principal and accrued interest totaling $295,000 and $3,370, respectively, were converted into a total of 2,983,699 common shares and 2,983,699 share purchase warrants of the Company. Carrying value of $241,174 of convertible debentures were allocated to common shares. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 8(c)).

In March 2025, principal and accrued interest of $50,000 and $4,233, respectively, were converted into a total of 542,329 common shares and 542,329 share purchase warrants of the Company. Carrying value of $54,233 of convertible debentures were allocated to common shares (Note 7(a)). The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $5,093 allocated to the warrants (Note 8(c)).

(d)

On April 2, 2024, the Company issued unsecured convertible debentures for $368,000. The debentures bear interest at 10% per annum, have maturity date of April 1, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on October 1, 2026. The effective interest rate has been determined to be 13.6% per annum.

(e)

On April 30, 2024, the Company issued unsecured convertible debentures for $30,000. The debentures bear interest at 10% per annum, have maturity date of April 29, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on October 29, 2026. The effective interest rate has been determined to be 13.5% per annum.

12

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

5.	Convertible Debentures (continued)

Transaction costs totaling $4,545 consisted of the following: 36,000 brokers’ warrants (Note 8(c)) with fair value of $2,145 and brokers’ fee of $2,400. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on April 29, 2026. The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

In October and December 2024, principal totaling $30,000 was converted into 300,000 common shares and 300,000 share purchase warrants of the Company. Carrying value of $24,559 of convertible debentures were allocated to common shares. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 8(c)).

The convertible debentures contained no financial covenants.  The liability components of the convertible debentures were determined by using discounted cash flows to measure the fair values of similar liabilities that exclude convertibility features.  Accretion expense on convertible debentures for the three months ended April 30, 2025 was $25,569 (three months ended April 30, 2024 - $23,158).  As at April 30, 2025, accrued interest of $86,314 (January 31, 2025 - $74,589) was included in convertible debentures.

6.	Loans Payable

Loans Payable $

Balance, January 31, 2024	82,495
Interest payment	(5,294)
Accretion and interest	21,966

Balance, January 31, 2025	99,167
Interest payment	(2,071)
Accretion and interest	5,789

Balance, April 30, 2025	102,885

Current, January 31, 2025	51,607
Non-current, January 31, 2025	51,278

Balance, January 31, 2025	102,885

In February 2021, the Company and its subsidiary, MedMelior, each entered into Canada Emergency Business Account (“CEBA”) term loan agreements for $60,000 with an initial expiry date of December 31, 2022 (amended to January 18, 2024) and interest rate of nil% per annum during this initial term. The CEBA term loan agreements also provide for an extended maturity date of December 31, 2026 (amended from December 31, 2025) and interest rate of 5% per annum during the extended term.

Accretion expense on CEBA term loans for the three months ended April 30, 2025 was $4,325 (three months ended April 30, 2024 - $3,664). As at April 30, 2025, accrued interest of $329 (January 31, 2025 - $937) was included in loans payable.

13

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

7.	Common Shares
Authorized: Unlimited number of common shares without par value During the three months ended April 30, 2025:

(a)	The Company issued units pursuant to conversion of convertible debentures at conversion price of $0.10 as follows (Notes 5(c)):

	Allocated To		Number of
Issuance Date of Convertible Debentures	Common Shares $	Warrants $	Common Shares Issued	Warrants
March 28, 2024	54,233	5,093	542,329	542,329

(b)

The Company issued 250,000 common shares pursuant to the exercise of 250,000 share purchase warrants for proceeds of $25,000. $2,348 previously recorded as fair value of share purchase warrants were reclassified to common shares during the three months ended April 30, 2025.

(c)

On April 30, 2025, the Company issued 14,999,303 common shares with a fair value of $1,349,937 pursuant to the settlement of accounts payable and amounts due to related parties totaling $1,499,930. A gain on settlement of debts of $149,993 was recorded within gains from extinguishment/forgiveness of debts on the condensed consolidated interim statements of loss and comprehensive loss.

During the three months ended April 30, 2024:

(d)	On April 2, 2024, the Company issued 218,750 common shares with a fair value of $19,688 to a third party for settlement of accounts payable.

8.	Share Purchase Warrants

(a)	Warrant liabilities

At April 30, 2025, the Company has 3,571,429 share purchase warrants with exercise prices denominated in U.S. dollars (January 31, 2025 – 3,571,429). When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the condensed consolidated interim statements of loss and comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified warrants:

14

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

8.	Share Purchase Warrants (continued)

	Number of Warrants	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (Years)	Liability Amount $
Balance, January 31, 2024	3,571,429	0.11	4.12	225,093
Change in fair value	–	–	–	79,345
Balance, January 31, 2025	3,571,429	0.11	3.12	304,438
Change in fair value	–	–	–	(22,887)
Balance, April 30, 2025	3,571,429	0.11	2.87	281,551

At April 30, 2025, the following liability-classified warrants were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date
3,571,429	0.11	March 14, 2028

The fair values of warrant liabilities at April 30 and January 31, 2025 were estimated using the Black-Scholes option pricing model with the following assumptions:

	April 30, 2025	January 31, 2025
Risk free interest rates	2.50%	2.64%
Volatilities	112%	114%
Market prices of common shares	US$0.11	US$0.089
Expected dividends	nil%	Nil%
Expected lives	2.87 years	3.12 years
Exercise prices	US$0.11	US$0.11
Fair values of warrants	US$0.06	US$0.06

(b)	Warrant liabilities of MedMelior

At April 30, 2025, MedMelior has 221,333 share purchase warrants with exercise prices denominated in U.S. dollars (January 31, 2025 – 221,333).  When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of MedMelior (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the condensed consolidated interim statements of loss and comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified warrants of MedMelior:

15

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

8.	Share Purchase Warrants (continued)

	Number of Warrants	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (Years)	Liability Amount $
Balance, January 31, 2024	318,000	1.25	1.02	54,407
Expired	(96,667)	(1.25)	–	–
Change in fair value	–	–	–	(45,909)
Balance, January 31, 2025	221,333	1.25	0.31	8,498
Change in fair value	–	–	–	(8,425)
Balance, April 30, 2025	221,333	1.25	0.06	73

At April 30, 2025, the following liability-classified warrants of MedMelior were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date
221,333	1.25	May 23, 2025

The fair values of warrant liabilities at April 30 and January 31, 2025 were estimated using the Black-Scholes option pricing model with the following assumptions:

	April 30, 2025	January 31, 2025
Risk free interest rates	2.64%	2.89%
Volatilities	101%	101%
Fair values of common shares	US$0.63	US$0.63
Expected dividends	Nil%	Nil%
Expected lives	0.06 years	0.31 years
Exercise prices	US$1.25	US$1.25
Fair values of warrants	US$0.0003	US$0.03

(c)	Equity-classified warrants
The following table summarizes the continuity of equity-classified share purchase warrants:

16

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

8.	Share Purchase Warrants (continued)

	Number of Warrants	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)

Balance, January 31, 2024	52,806,548	0.35	1.90
Granted (Notes 5(a), 5(b), 5(c) and 5(e))	14,001,041	0.12	1.93
Expired	(23,316,250)	(0.50)	–

Balance, January 31, 2025	43,491,339	0.20	1.89
Granted (Notes 5(c) and 7(a))	542,329	0.10	1.57
Exercised (Note 7(b))	(250,000)	(0.10)	–
Expired	(840,000)	(0.10)	–

Balance, April 30, 2025	42,943,668	0.20	1.68

At April 30, 2025, the following equity-classified warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

3,064,000	0.10	August 30, 2025
6,386,298	0.60	December 2, 2025(1)
2,000,000	0.10	December 14, 2025
3,035,342	0.10	December 31, 2025
78,000	0.10	February 28, 2026
168,000	0.10	March 27, 2026
36,000	0.10	April 29, 2026
5,300,000	0.13	June 13, 2026
1,750,000	0.13	July 1, 2026
350,000	0.10	August 31, 2026
3,276,028	0.10	September 27, 2026
300,000	0.10	October 29, 2026
15,000,000	0.15	March 14, 2028
2,200,000	0.15	July 9, 2028
42,943,668

(1)	Effective December 1, 2023, original expiry date of December 2, 2023 was amended to December 2, 2025.

The fair values of equity-classified warrants issued pursuant to conversion of convertible debentures (Notes 5(a), 5(b), 5(c), 5(e) and 7(a)) were estimated using the residual method.

During the three months ended April 30, 2025, there were no equity-classified warrants issued as brokers’ warrants.  During the three months ended April 30, 2024, the fair values of equity-classified warrants issued as brokers’ warrants (Notes 5(b), 5(c) and 5(e)) were estimated using the Black-Scholes option pricing model with the following assumptions:

17

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

8.	Share Purchase Warrants (continued)

April 30, 2024
Dates of grants	February 29, March 28 and April 30, 2024
Risk free interest rates	4.13% to 4.33%
Volatilities	114% to 115%
Market prices of common shares	$0.085 to $0.10
Expected dividends	nil%
Expected lives	Two (2) years
Exercise prices	$0.10

9.	Compensation Options
The following table summarizes the continuity of compensation options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding and exercisable, January 31, 2024	2,015,625	0.40	0.32
Expired	(2,015,625)	(0.40)	–

Outstanding and exercisable, April 30 and January 31, 2025	–	–	–

10.	Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, RSUs, PSUs or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. RSUs, PSUs and deferred share units are settled in common shares.  The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

Effective June 29, 2018, the Company’s subsidiary, MedMelior, adopted a stock option plan. Under this plan, MedMelior may grant options to its directors, officers, employees and consultants up to an amount as determined by MedMelior. The exercise price of the stock options will be determined by MedMelior.

(a)	Performance Stock Units
The following table summarizes the continuity of the Company’s PSUs:

Number of PSUs

Outstanding, January 31, 2024	25,000
Granted	6,000,000

Outstanding, April 30 and January 31, 2025	6,025,000

18

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

10.	Long-term Incentive Plans (continued)

For the three months ended April 30, 2025, share-based payments related to PSUs totaled $61,276 (three months ended April 30, 2024 - $nil) and have been recorded in the Company’s condensed consolidated interim statements of loss and comprehensive loss.

PSUs are settled by delivery of a notice of settlement by the PSU holder. At April 30, 2025, 25,000 PSUs were vested but not yet settled (January 31, 2025 – 25,000).

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

April 30, 2025
Dates of grant or valuation	December 16, 2024 and April 30, 2025
Risk free interest rate	2.96% and 2.50%
Volatilities	114% and 109%
Fair value of common shares on grant date	$0.11
Expected dividends	Nil%
Expected life	3 and 2.63 years
Fair value of PSUs on grant date	$0.08 and $0.05

(b)	Share Purchase Options
The following table summarizes the continuity of the Company’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding, January 31, 2024	10,215,000	0.15	1.94
Granted	2,150,000	0.14	3.00
Expired	(20,000)	(0.16)	–
Outstanding, January 31, 2025	12,345,000	0.15	1.24
Granted	200,000	0.08	2.00
Expired (Note 13)	(2,100,000)	(0.17)	–
Outstanding, April 30, 2025	10,445,000	0.15	1.25

Additional information regarding share purchase options as of April 30, 2025, is as follows:

19

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

10.	Long-term Incentive Plans (continued)

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date	Vesting Terms

180,000	180,000	1.80	May 5, 2025	25% every six months
50,000	50,000	2.40	May 10, 2025	16.66% every six months
20,000	20,000	1.80	May 21, 2025	16.66% every six months
1,800,000	1,800,000	0.16	January 12, 2026	25% every six months
5,595,000	5,595,000	0.075	May 1, 2026	25% every six months
200,000	200,000	0.07	June 19, 2026	25% every six months
250,000	250,000	0.07	July 31, 2026	40% on grant date; 20% every two months thereafter
200,000	50,000	0.08	April 7, 2027	25% every six months
2,150,000	2,150,000	0.14	October 7, 2027	100% on grant date
10,445,000	10,295,000

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

	April 30, 2025	April 30, 2024
Dates of grant or valuation	April 8 and 30, 2025	April 30, 2024
Risk free interest rates	2.45% and 2.47%	4.34%
Volatilities	110% and 107%	110% to 113%
Market prices of common shares on valuation dates	$0.08 and $0.09	$115
Expected dividends	Nil%	Nil%
Expected lives	2 and 1.94 years	1.7 to 2.3 years
Exercise prices	$0.08	$0.07 to $0.16
Fair values of options on grant or valuation dates	$0.05	$0.06 to $0.08

For the three months ended April 30, 2025, share-based payment expense related to share purchase options totaled $2,868 and have been recorded in the Company’s condensed consolidated interim statements of loss and comprehensive loss (three months ended April 30, 2023 - $47,684).  $7,269 of share-based payment expense has yet to be recognized and will be recognized in future periods.

(c)	Share Purchase Options of MedMelior
The following table summarizes the continuity of MedMelior’s share purchase options:

	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (Years)

Outstanding, January 31, 2024	1,100,000	0.10	0.91
Granted (Note 13)	2,200,000	0.10	1.50
Expired	(1,100,000)	(0.10)	–
Outstanding, April and January 31, 2025	2,200,000	0.10	0.48 / 0.73

20

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

10.	Long-term Incentive Plans (continued)

Additional information regarding share purchase options of MedMelior as of April 30, 2025 is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date	Vesting Terms

2,200,000	2,200,000	0.10	October 24, 2025	100% on April 25, 2024

The fair value of share-based payment expense was estimated on grant date using the Black-Scholes option pricing model and the following assumptions:

April 30, 2024
Date of grant	April 25, 2024
Risk free interest rate	4.44%
Volatility	99%
Fair value of common shares on grant date	$0.86
Expected dividends	Nil%
Expected life	1.5 years
Exercise price	$0.10
Fair value of options on grant date	$0.77

For the three months ended April 30, 2025, share-based payments related to share purchase options totaled $nil and have been recorded in the Company’s condensed consolidated interim statements of loss and comprehensive loss (three months ended April 30, 2024 - $1,575,919).

11.	Non-controlling Interests

As at April 30, 2025, 9.14% of MedMelior’s ownership interest is held by NCI (January 31, 2025 – 9.14%).  During the three months ended April 30, 2025, net gain allocated to NCI totaled $4,400 (three months ended April 30, 2024 – net loss of $102,502) and comprehensive gain allocated to NCI totaled $4,290 (three months ended April 30, 2024 – comprehensive loss of $102,579).  During the three months ended April 30, 2025, MedMelior received $nil in subscription proceeds (three months ended April 30, 2024 - $20,240).

12.	Supplemental Cash Flow Disclosures

	April 30, 2025 $	April 30, 2024 $
Non-cash investing and financing activities:
Common shares issued for settlement of debts (Notes 7(c) and 13)	1,349,937	19,688
Common shares and share purchase warrants issued for conversion of convertible debentures (Note 7(a))	54,233	–
Brokers’ warrants granted as issue costs for convertible debentures (Notes 5(b), 5(c) and 5(e))	–	14,606

21

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

13.	Related Party Transactions

Key Management Compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company and includes the chief executive officer, chief operating officer and chief financial officer.  During the three months ended April 30, 2025, compensation of key management and directors of the Company, consisting of salaries, director fees and share-based payments, totaled $313,091 (three months ended April 30, 2024 - $1,515,318), of which $54,133 were share-based payments related to performance stock units (three months ended April 30, 2024 - $1,217,756 related to share purchase options).  During the three months ended April 30, 2025:

•	1,900,000 share purchase options for officers and directors expired (three months ended April 30, 2024 – nil).
•	MedMelior did not grant any share purchase options to the Company’s officers and directors (three months ended April 30, 2024 – 1,800,000).

Other Related Party Transactions

At April 30, 2025, the Company owed $817,515 to key management and directors (January 31, 2025 - $1,476,700), of which $nil bear interest at 8% per annum (January 31, 2025 - $408,332).

During the three months ended April 30, 2025, the Company issued 10,308,039 common shares pursuant to the settlement of amounts due to directors and officers totaling $1,030,804 (Note 7(c)).

During the three months ended April 30, 2024, $107,904 of accrued advisory fees to directors were forgiven. In addition, the Company issued convertible debentures of $100,000 to its Chief Executive Officer (Note 5(c)).

14.	Commitments and Contingencies

(a)

In November 2019, the Company’s former chief executive officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former chief executive officer was seeking payment of amounts totaling approximately $1 million, exercisability of his share purchase options until the original expiry dates, issuance of 600,000 share purchase options and an order that the Company not issue further common shares. In December 2023, this claim was settled for $120,000, which was paid in 12 equal monthly instalments from January 1, 2024 to December 1, 2024.

(b)

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and the Company to jointly pay the full amount of the Lease on the first day of each month.

22

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

14.	Commitments and Contingencies (continued)

In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021, which were completed. On October 25, 2023, due to non-payment of rent by Pivot, Olymbec terminated the Lease. An order for Pivot’s bankruptcy (“Pivot Bankruptcy”) was granted on December 11, 2023 by the Superior Court (Commercial Division) of Quebec. On December 16, 2024, the Superior Court (Civil Division) of Quebec issued a judgment ordering the Company to pay Olymbec $367,428.20, representing lease unpaid by Pivot and administrative charges, plus $15,000 as punitive damages (Note 14(c)). On March 17, 2025, this judgment was registered with the Supreme Court of British Columbia.

(c)

The Company is a guarantor on the Lease (Note 14(b)), which was assigned together with the sale of Pivot in October 2020 pursuant to which the Company has recorded a financial guarantee liability of $382,428 (January 31, 2025 - $382,428).

The following table summarizes the continuity of financial guarantee liability:

Financial Guarantee Liability $
Balance, January 31, 2024	1,141,262
Change in carrying value	(758,834)
Balance, April 30 and January 31, 2025	382,428

Current, April 30, 2025	382,428
Non-current, April 30, 2025	–
Balance, April 30, 2025	382,429

(d)

The Company and MedMelior were named as defendants in a lawsuit before the Supreme Court of the State of New York, New York County (“State Court”) by a former director of MedMelior, who served as director prior to MedMelior’s amalgamation with the Company. This former director filed a verified complaint on January 20, 2022, seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively. During March 2022, the Company filed a motion to dismiss the complaint on the basis of inconvenient forum and for lack of jurisdiction. On December 1, 2022, following oral argument on the motion, the State Court dismissed the complaint in its entirety. On April 29, 2022, in response to the Company’s then-pending motion to dismiss, the former director filed a separate, parallel action, naming the Company and MedMelior before the United States District Court for the Southern District of New York (“Federal Court”), asserting substantially the same claims as in the State Court action. On March 3, 2023, the Company filed a motion to dismiss the claims filed in the Federal Court on the basis of inconvenient forum and for lack of jurisdiction. On November 27, 2023, the Federal Court dismissed the claims in their entirety, following which the former director noticed a federal appeal. In November 2024, the former director allowed the time to perfect the federal appeal to lapse. With dismissals by both the State and Federal Courts and the lapse in appeal, the former director’s claims are concluded without any payment or penalties against the Company and MedMelior.

23

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

14.	Commitments and Contingencies (continued)

(e)

At April 30, 2025, certain of the Company’s research and development programs, with a total contracted amount of $2.09 million, were in progress of which the Company has paid $1.64 million and a further $0.45 million remains to be paid in future periods.

(f)

At April 30, 2025, there may be a contingent liability related to potential interest or penalties that vendors may charge on the Company’s aged accounts payables. Due to the absence of reliable estimates for this amount, no provisions have been recorded by the Company.

15.	Operating Segment
The Company operates in one industry segment, development of patented pharmaceuticals within one geographical area. All of the Company’s long-lived assets are located in Canada.

16.	Fair Value Measurements

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial assets and liabilities measured at fair value in the condensed consolidated interim statements of financial position are grouped into three levels of fair value hierarchy.  The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
•	Level 3: unobservable inputs for the assets or liabilities.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

The carrying values of accounts receivable excluding tax receivables, due to related parties and accounts payable and accrued liabilities approximate the fair values due to the short-term nature of these items. The fair value of the convertible debentures and loans payable is partially derived from market interest rates. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature. The Company does not use derivative financial instruments to manage this risk.

The following is an analysis of the Company’s financial assets and liabilities at fair value as at April 30 and January 31, 2025:

	As at April 30, 2025
	Level 1 $	Level 2 $	Level 3 $

Cash	18,998	–	–
Warrant liabilities	–	–	281,624

24

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

16.	Fair Value Measurements (continued)

	As at January 31, 2025
	Level 1 $	Level 2 $	Level 3 $

Cash	8,180	–	–
Warrant liabilities	–	–	312,936

There were no transfers between level 1, 2 and 3 inputs during the year.
17.	Management of Financial Risk

The Company’s financial instruments are exposed to certain risks as summarized below:
(a)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada and Australia. The carrying amounts of cash represent the maximum exposure to credit risk. As at April 30, 2025, this amounted to $18,998.

(b)	Interest rate risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 18). Accounts payable and accrued liabilities, due to related parties, financial guarantee liability and current portion of loans payable are due within the current operating period.

The table below summarizes the maturity profile of the Company’s financial liabilities at April 30, 2025 based on contractual undiscounted payments:

	0 – 12 Months $	Over 12 Months $
Accounts payable and accrued liabilities	3,912,308	–
Due to related parties	817,515	–
Financial guarantee liability	382,428	–
Convertible debentures	818,823	–
Loans payable	51,607	51,278
Warrant liabilities	281,624	–

25

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

17.	Management of Financial Risk (continued)

(d)	Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will increase or decrease the Company’s loss by approximately $140,000. The Company does not invest in derivatives to mitigate these risks.

18.	Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and commercialization of patented pharmaceuticals, and to maintain a flexible capital structure.  The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets.  To maintain or adjust its capital structure, the Company may issue new common shares or debentures, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

19.	Events After the Reporting Period

(a)

In May 2025, $12,493 of accrued interest on convertible debenture issued in March 2024 (Note 5(c)) was converted, pursuant to which the Company issued 129,863 common shares and 129,863 share purchase warrants.

(b)

In June 2025, a total of $570,000 of principal and $60,144 of accrued interest on convertible debentures issued in December 2023 (Note 5(a)), March 2024 (Note 5(c)) and April 2024 (Note 5(d)) were converted, pursuant to which the Company issued 6,343,849 common shares and 6,343,849 share purchase warrants.

26